

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Paul Scanlan
Chief Executive Officer
Legion M Entertainment, Inc.
1801 Century Park East, 24th Floor
Los Angeles, CA 90067

> **Re: Legion M Entertainment, Inc.**
> **Post-Qualification Amendment to Offering Statement on Form 1-A**
> **Filed October 11, 2023**
> **File No. 024-11966**

Dear Paul Scanlan:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment to Offering Statement on Form 1-A

Consolidated Financial Statements
Unaudited Statements of Cash Flows, page F-6

1. You record investments in productions as an investing activity. Please tell us your basis in GAAP for doing so. Refer to ASC 926-230-45-1.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jamie Ostrow